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FIRST BANCORP | A bank you can believe in.

2009 ANNUAL REPORT


milestones
PAGE 3
customers first
PAGE 8
convenience first
PAGE 10
shareholder information
INSIDE BACK COVER
growth timeline
PAGE 12

THIS YEAR'S REPORT

sharing

investing

growing

serving

caring

believing

in our communities

for 75 years.

FINANCIAL HIGHLIGHTS

($ in thousands except share data)

Years Ended December 31,	2009	2008	2007	Change 2008 to 2009	Change 2007 to 2008
SELECTED INCOME STATEMENT DATA					
Net interest income	$ 107,096	86,559	79,284	23.7%	9.2%
Provision for loan losses	20,186	9,880	5,217	104.3%	89.4%
Noninterest income	89,518	20,657	17,217	333.4%	20.0%
Noninterest expenses	78,551	62,211	56,324	26.3%	10.5%
Income taxes	37,618	13,120	13,150	186.7%	-0.2%
Net income	60,259	22,005	21,810	173.8%	0.9%
Preferred stock dividends	(3,972)	-	-	n/a	n/a
Net income - common shareholders	56,287	22,005	21,810	155.8%	0.9%
PER SHARE DATA					
Earnings per common share - basic	$ 3.38	1.38	1.52	144.9%	-9.2%
Earnings per common share - diluted	3.37	1.37	1.51	146.0%	-9.3%
Cash dividends declared - common	0.32	0.76	0.76	-57.9%	0.0%
Market Price:					
High	19.00	20.86	26.72	-9.0%	-21.9%
Low	6.87	11.25	16.40	-35.4%	-31.4%
Close	13.97	18.35	18.89	-23.9%	-2.9%
Book value - common	16.59	13.27	12.11	25.2%	9.6%
Tangible book value - common	12.35	9.18	8.56	34.7%	7.2%
SELECTED BALANCE SHEET DATA (at year end)					
Assets	$ 3,545,356	2,750,567	2,317,249	28.9%	18.7%
Loans	2,652,865	2,211,315	1,894,295	20.0%	16.7%
Deposits	2,933,108	2,074,791	1,838,277	41.4%	12.9%
Shareholders' Equity	342,383	219,868	174,070	55.7%	26.3%
PERFORMANCE RATIOS					
Return on average assets	1.82%	0.89%	1.02%	+93 bps	-13 bps
Return on average common equity	22.55%	10.44%	12.77%	+1,211 bps	-233 bps
NONFINANCIAL DATA					
Common shares outstanding	16,722,423	16,573,826	14,377,981		
Number of branches	91	74	70		
Number of employees - full/part time	728/72	612/75	574/81		

75 YEARS

of the best in community banking started in 1935.

Recognized by investment banking firm Sandler O'Neill & Partners, L.P., as one of the top performing small-cap banks in the nation

2 YEARS IN A ROW.

1 of only 30 institutions in the nation that was selected to Sandler O'Neill's "Sm-All Star" list for 2009.

One of only 8 institutions to be selected for this list in both 2008 and 2009.

The only North Carolina bank that made the 2009 list.

First Bank purchased approximately

$958 MILLION

in total assets in '09 through the Cooperative Bank acquisition.

BUSINESS LEADER OF THE YEAR

On February 17, 2009, President and CEO Jerry Ocheltree was named 2008 Financial Services Business Leader of the Year as part of the Triad Hall of Fame awards sponsored by Business Leader magazine.

24

Cooperative Bank branches acquired and transitioned to First Bank branches in 2009.

200

NEW EMPLOYEES welcomed to First Bank after the acquisition.



A bank you can believe in.

Dear shareholders, customers and friends:

The past two and a half years have been a challenging economic time for our country, especially for the banking industry. What began in 2007 with heavy losses in the sub-prime housing market expanded to become a decline in the overall housing market, which had a pervasive effect on most aspects of our economy and led us into a deep recession with unemployment levels hitting 30 year highs. While there are signs of recovery in the housing market, there are concerns that the commercial real estate market may be the next sector to experience stress. Our government continues to devise ways to boost the economy, but it is likely to be a gradual process with periodic setbacks.

The health of the banking industry is largely dependent on the health of the economy. Thus, this has been a

JERRY OCHELTREE,
PRESIDENT & CEO
FIRST BANCORP AND FIRST BANK

difficult time for banks, with many banks experiencing heavy loan losses and some banks failing. With this perspective, I am proud that First Bancorp has remained consistently profitable during this period without even a single quarterly loss. Our conservative culture may have constrained our asset and earnings growth when times were good, but that same culture has limited our downside during these difficult times. For 2009, First Bancorp's net income available to common shareholders amounted to $56 million, or $3.37 per share, compared to $22 million, or $1.37 per share in 2008. The 2009 results included a significant one-time acquisition gain discussed below, but even without the one-time gain, we were one of the few North Carolina banks to be consistently profitable in 2009.

Our sound financial position allowed us to be opportunistic. One of the geographic areas that experienced the most dramatic downturn during this recession was the coastal area of North Carolina. Cooperative Bank, a bank headquartered in Wilmington, NC with almost $1 billion in assets, had 24 branches primarily along the southeastern North Carolina coast–at the epicenter of the housing market collapse. While we had only recently entered this market in 2005, and thus our exposure to the downturn was limited, Cooperative Bank was almost exclusively concentrated in this region and the economic downturn hit them especially hard. Without access to additional capital to ride out the recession, bank regulators made the decision to close Cooperative Bank. Due to First Bancorp's strong financial position, we were permitted by regulators to submit a bid for Cooperative, and we were ultimately the successful bidder. On June 19, 2009, Cooperative Bank was closed and First Bank assumed the franchise.

"I am proud that First Bancorp has remained consistently profitable during this period without even a single quarterly loss."

Although we were saddened to see the situation involving Cooperative Bank unfold, we believe that First Bank was a good fit to assume the closed branches. As I noted earlier, we had entered the coastal market in 2005 and had only a modest presence. The addition of the Cooperative Bank branches provided us with significant market share along the coast and opportunities to achieve economies of scale with our existing operations. Additionally, we are confident that this market area will eventually recover and provide our company with above-average growth potential.

It is also very important to note that our assumption of Cooperative Bank came with limited downside risk due to a loss sharing agreement that we entered into with the FDIC. Under the terms of the agreement, the FDIC will reimburse us for 80% of all losses associated with the Cooperative Bank loan portfolio and their foreclosed properties up to $303 million, and will reimburse us for 95% of all losses that exceed $303 million. So although the coastal market continues to be depressed, we believe we are well-positioned for its ultimate recovery at minimal risk for our shareholders.

Another major aspect of the Cooperative transaction was the accounting component. The accounting rules required us to mark all of Cooperative's assets and liabilities to market value, including the value of the loss share agreement. When the value of our bid was combined with the market value estimates, the result was that the assets exceeded the liabilities by $67.9 million, which was required to be reported as a gain, and amounted to $41.1 million, or $2.46 per share, on an after-tax basis.

Although this sizeable accounting gain boosted 2009 net income, this transaction will only be a long-term success for our shareholders if we are able to retain our new customers by providing the best in community banking. We are working hard to do that.

While the Cooperative transaction was the defining event for our company in 2009, there were many other areas of achievement and items of interest for our shareholders. First I will discuss financial matters and then I will discuss business initiatives.

Just into the new year, on January 9, 2009, we sold $65 million in preferred stock to the US Treasury under an initiative called the Capital Purchase Program (also referred to as "TARP"). We participated in this program for several reasons: 1) the capital markets were effectively closed, 2) without access to capital, our growth potential was limited, and 3) to provide an extra capital cushion in light of the ever-worsening economy. In addition, the capital was offered by the government on attractive financial terms, with the 5% dividend being the most significant. By contrast, the market dividend rate for similar types of bank preferred stock was over 12%. In hindsight, our participation turned out to be the



relationships first.

"We started using First Bank when we opened our store and we always felt as if we were part of the First Bank family."
FIRST BANK CUSTOMER MARY HOLDER

For 75 years, First Bank has remained dedicated to building deep relationships with our customers. In January 2010, First Bank held a reception for longtime customer and one of downtown Troy's most treasured merchants, Mary Holder. The reception marked Holder's retirement after 41 years in business and the closing of Holder's Gifts on Main Street in Troy.

This reception celebrating Mary Holder is a testament to the "family feel" First Bank strives for and the customer-first philosophy that separates our business model from other area banks.

MARY HOLDER at a First Bank reception in her honor.

correct decision, as it provided the capital we needed to bid on Cooperative and it also serves as insurance against an economy that continues to struggle. In light of the continued economic uncertainties, we have no immediate plans to redeem this stock. As we gain confidence in the economic recovery, we may elect to redeem this stock in installments. The favorable dividend rate of 5% is in effect for another four years before it increases to 9%.

In February 2009, after careful deliberation, your board of directors reluctantly decided that it was necessary to reduce the Company's quarterly dividend from $0.19 per share to $0.08 per share. This decision was made in order to conserve capital and is consistent with our historically conservative nature amid ever-worsening economic conditions. Virtually every bank in the nation has made a similar decision, with many banks completely eliminating their dividend. We will assess our dividend rate every quarter, and my hope is that in the future, as conditions allow, we can increase it from its current level.

In September 2009, I was pleased to report that the Company had been recognized for the second year in a row by investment banking firm Sandler O'Neill & Partners, L.P., as one of the top performing small-cap banks in the nation. New York-based Sandler O'Neill is one of the best-known and most highly regarded investment firms specializing in the commercial banking industry. We are proud to have been the only North Carolina bank recognized for this honor two years in a row.

In February 2010, we reported the Company's earnings for 2009. As I noted earlier, for 2009 our net income available to common shareholders was $56.3 million compared to $22.0 million in 2008. Although the Cooperative transaction resulted in a large gain that positively impacted net income, there were also

investors first.

First Bancorp ranked one of the best financial institutions in the nation.

Out of 509 publicly traded banks and thrifts with a market cap of less than $2 billion, First Bancorp was one of only 30 institutions in the nation that was selected to Sandler O'Neill's "Sm-All Star" list for 2009. First Bancorp was one of only eight institutions to be selected for this list in both 2008 and 2009, and First Bancorp was the only North Carolina bank on the 2009 list. The Sandler O'Neill analysis focused on growth, profitability, credit quality, and capital strength.

community first.

The essence of our mission is investing in, supporting and nurturing the communities we serve. When SHARE of North Carolina needed a home for a local High Point family, First Bank responded by donating a bank-owned home to the organization. After renovating the property, SHARE will donate the house to a low to moderate income family in High Point.

The SHARE donation is part of a larger bank effort to support causes and events that strengthen the communities First Bank calls home. Through numerous donations, sponsorships and volunteer hours each year, First Bank supports community service, educational and charitable efforts across the Carolinas and Virginia.



factors that negatively impacted 2009 net income, such as higher FDIC insurance premiums, acquisition-related expenses, and preferred stock dividends. From a balance sheet perspective, we finished the year with $3.5 billion in assets, a 28.9% increase from 2008, with loans of $2.7 billion and deposits of $2.9 billion.

In addition to earnings, asset quality and capital adequacy are important in this environment. When we evaluate our own asset quality, we generally exclude loans related to the Cooperative transaction because of the existence of the FDIC loss sharing arrangement, which greatly reduces risk. We use the term "non-covered loans" or "non-covered assets" to refer to legacy First Bancorp loans/assets for which we bear all the risk. In 2009, we experienced net loan losses of $12.1 million, which amounted to 0.56% of average non-covered loans. This charge-off rate was less than one third than that of our peers. Our level of non-covered nonaccrual loans at year end also compared favorably to the most recently available peer ratios.

With regards to capital, we ended the year with a total risk-based capital ratio of 15.14%, which far exceeded the regulatory threshold for well-capitalized status of 10%. In addition, the 15.14% ratio is the highest for the company since 2000. Largely because this ratio reflects the benefit of the preferred stock issuance, some bank analysts place importance on the tangible common equity to tangible assets ratio (TCE Ratio). At year end, First Bancorp's TCE Ratio was 5.94%, which is slightly lower than the 6.00% target that some analysts say they like to see. Our 5.94% ratio was an increase from the 5.67% ratio from one year earlier. In January 2010, our TCE Ratio rose above 6.00%, and we expect it to rise steadily in 2010. In addition to earnings, a common stock offering is a way that many banks have boosted this ratio. While we do not rule out the possibility of a common stock offering, we do not have any current plans for an offering. We are however, proposing to shareholders to increase the number of shares authorized for issuance, which is explained in more detail in our proxy statement.

customers first.

"Acquiring Cooperative Bank this year was a big step for First Bank and a great success. We are happy to have this opportunity to bring our commitment to relationship-based banking to more communities than ever before." JERRY OCHELTREE, PRESIDENT & CEO FIRST BANCORP AND FIRST BANK



On Friday, June 19, 2009, Wilmington-based Cooperative Bank was closed by regulators and First Bank was assigned to assume the bank. This was an uncertain event for Cooperative's customers that First Bank worked quickly to address. First Bank immediately assured all customers that all of their deposits would be fully honored with no loss to any customer. First Bank's team also worked throughout the weekend to ensure that there would be no disruptions of service for any customer.

Please see the financial summary beginning on page 18 for a more detailed discussion of the financial results for the year.

Like most bank stocks, our common stock performance for 2009 was volatile. First Bancorp common stock traded at $18.35 to start 2009 before quickly dropping as investors' concerns about banks heightened, reaching a low of $6.87 in March. Then the price rebounded and traded in a range of $12-$13 in the weeks leading up to the June 19th Cooperative transaction, which seemed to be well received by the investing community. In the weeks after the transaction, our stock price steadily increased reaching a high of $19.00 in September. During the last few months of the year, for reasons that are unclear, our stock price gradually declined and closed at $13.97 on December 31, 2009. While negative stock performance is disappointing, First Bancorp's common stock has outperformed a peer index of banks in the 1, 3 and 5 year periods ended December 31, 2009.

While our team of employees worked very hard to successfully convert and integrate Cooperative's customers in a very short time frame, we were also able to make strides in several other business initiatives that I want to discuss.

In early 2009, we upgraded our online banking platforms, with our current online banking software being truly state-of-the-art. From our website, customers can obtain transaction histories for any account they have with us, view check images of cashed checks, pay bills, and initiate stop payments. Customers can also access an exciting feature that we call Finance 360. Finance 360 is a powerful budgeting and financial analysis tool that assists customers in seeing their complete financial picture, including the ability to aggregate accounts held at other firms.

With the new online banking software, we also began offering e-Statements. E-Statements are traditional bank statements that are delivered securely over the internet to a customer's e-mail box, which is an environmentally friendly way to deliver a bank statement. In addition, the statements are received

---

Over the next several months, First Bank employees worked hand-in-hand with Cooperative employees to make the transition for customers to First Bank as seamless as possible. Throughout the process, customers were assured that their assets were safe and secure.

In October 2009, First Bank completed the transition throughout the former Cooperative Bank footprint. Customers now have access to the full complement of banking services provided by First Bank at 91 full-service branches throughout the Carolinas and Virginia, and over 55,000 free ATMs nationwide.



quicker and many people feel that it provides for better organization and safekeeping of their bank statements. It also provides our company with the ability to save on paper and postage expense. We ran a promotional campaign that began in November that encouraged customers to enroll to receive E-Statements with daily drawings of prizes for new enrollees. So far over 3,400 of our deposit customers with 4,830 accounts have enrolled for E-Statements. If you haven't enrolled for E-Statements, I hope you will consider doing so soon.

Mobile technology is now an integral part of our internet banking. Last year we rolled out mobile authorizations for our business customers. Business owners no longer have to be tied to their desk to approve payroll files or wire transfers. With the use of secure access codes, important business transactions can be approved quickly, securely and conveniently. In 2010, we will begin offering customers the ability to use their phone to access their internet bank account, with most all of the same real-time features they are accustomed to using with their computer. We are pleased to be at the forefront of this emerging technology.

We are also embracing technology internally to become more efficient. In 2009, we began installing computer hardware and software that allows our branches to transmit their daily teller transactions over secure data lines without the expense of a courier physically picking up the documents and driving them to the home office for processing. As a result, we have greatly reduced our courier runs and their related costs.

Although delivery of banking products through the use of technology continues to increase, we believe the presence of a physical location is the foundation for a core, stable customer base and is valued in the communities we serve. During 2009, in addition to

convenience first.

Tech-savvy services like Mobile Banking allow First Bank customers to do almost everything they can do inside their local branch quickly, easily, securely–and remotely.

Next generation services are a win-win for First Bank, as they reinforce our commitment to offer our customers the latest technology to meet their evolving needs.


Account
Special Checking: $291,063.07
Special Checking: $691.20
Commercial: $13,079.44
Reg Savings: $781.17
IRA: $2,661.27
FIRST BANK
Your Community Bank Since 1935



e-statements
are available at
no charge to all
First Bank customers.

responsibility first.

The introduction of e-statements in 2009 was an environmentally friendly shift in the way First Bank communicates with its customers. Going paperless saves money, simplifies money management and helps the environment by reducing paper consumption.

the branches assumed from Cooperative, we opened a new office in Florence, South Carolina, upgraded our office in Leland, North Carolina to a new facility, and broke ground on the construction of a branch in Christiansburg, Virginia. While many banks are looking to close branches during this tough economic period, we will continue to make investments in our communities.

The year 2010 looks like it will be another challenging year for the banking industry. Credit losses are expected to remain elevated due to poor economic conditions. Also, the regulatory environment is not favorable, with legislators currently debating various measures that would increase the regulatory burden and result in higher costs. Already, there is enacted legislation that takes effect on July 1 that will likely reduce the fees we earn on overdrawn deposit accounts by a significant amount. In addition, FDIC insurance expense is expected to remain high as the number of bank failures climbs. At First Bank, we will remain focused on the things we can control, with taking care of our customers and our communities being our top priority. In fact, since opening in 1935, the year 2010 marks the 75th year that we have followed that same philosophy. It is our privilege to be of service to our customers and communities, and we will continue to strive in all aspects to be the bank you can believe in for the next 75 years.

Before I conclude, I want to say that I hope you saw the February 12, 2010 press release in which we announced the acquisition of a property and casualty insurance agency located in Troy called The Insurance Center, Inc. This acquisition provides additional efficiencies of scale for our existing insurance agency, First Bank Insurance Services, and will enhance our level of noninterest income with minimal incremental cost. We are pleased to welcome the customers of The Insurance Center, Inc. to First Bank Insurance Services.

Accompanying the mailing of this annual report is our proxy statement and the notice of our Annual Shareholders Meeting, which is being held at the James H. Garner Conference Center at 3:00 PM on May 13, 2010. There is important information regarding your company contained within the proxy statement, and I encourage you to read it closely. On the back of the proxy statement is a location map for your convenience. I invite you to attend this meeting, which will give you an opportunity to meet the management and board of directors of your company. You will note from your proxy statement that the Board of Directors is recommending the election of three new directors to our board - Daniel T. Blue, R. Winston Dozier and Richard H. Moore. I hope you will come by and meet them.

Jerry L. Ochletree
March 10, 2010

For 75 years,

We have prospered by investing in, supporting and nurturing the communities we serve.

Asset Growth Timeline

- 1935 — $72,590
- 1945 — $1 million
- 1960 — $2 million
- 1970 — $6 million
- 1990 — $200 million
- 2000 — $915 million
- 2005 — $1.8 billion
- 2009 — $3.5 billion

market opportunity

First Bancorp is the 6th largest bank headquartered in North Carolina.

$3.5

BILLION IN ASSETS

First Bancorp has paid dividends every year since its 1987 public offering.

$.32

DIVIDENDS PER SHARE

First Bancorp maintained solid profitability, despite a tumultuous year in the financial industry.

146%

INCREASE IN EARNINGS PER SHARE

performance


TOTAL ASSETS
Dollars in Millions
$1,801
$2,137
$2,317
$2,751
$3,545
2005
2006
2007
2008
2009


DIVIDENDS PER SHARE
Dollars
$.70
$.74
$.76
$.76
$.32
2005
2006
2007
2008
2009


EARNINGS PER SHARE
Dollars
$1.12
$1.34
$1.51
$1.37
$3.37
2005
2006
2007
2008
2009


WASHINGTON
WYTHE
PULASKI
ROCKINGHAM
GUILFORD
IREDELL
ROWAN
DAVIDSON
RANDOLPH
MOORE
ANSON
CHESTERFIELD
DILLON
FLORENCE
SOUTH

OUR EXPANDING SERVICE AREA

First Bancorp's principal activity is the ownership and operation of First Bank, a state-chartered community bank that operates 91 branches, with 77 branches operating in the central piedmont and coastal regions of North Carolina, 9 branches in South Carolina (Cheraw, Dillon, Florence, Latta, Jefferson, and Little River), and 5 branches in Virginia (Abingdon, Dublin, Fort Chiswell, Radford, and Wytheville), where First Bank does business as First Bank of Virginia. First Bank also has a loan production office in Blacksburg, Virginia. First Bank Insurance Services, Inc., a provider of property and casualty insurance coverage, is a subsidiary of First Bank.

First Bancorp's common stock is traded on the NASDAQ Global Select Market under the symbol "FBNC."


WAKE
DUPLIN
BRUNSWICK
— Troy Headquarters
— First Bank Branches
— First Bank of Virginia Branches
— Former Cooperative Bank Branches
— Loan Production Office
— First Bank Insurance Services
— First Bank Investment Services
— Existing Service Area
— 2009 Expanded Service Area


1
2
3
6
7
8
11
12
13

BOARD OF DIRECTORS



4
5
9
10
14
15

1 JACK D. BRIGGS
President and owner of J. Briggs, Inc., Davidson Funeral Home, Inc. & Carter Funeral Home, Piedmont Funeral Home, Inc., Secretary, Funeral Director & Retail Furniture Merchant

2 R. WALTON BROWN
Executive Vice President, First Bancorp & First Bank

3 DAVID L. BURNS
President, Z. V. Pate, Inc.

4 JOHN F. BURNS
Executive Vice President, First Bancorp and First Bank

5 MARY CLARA CAPEL
Chairman, First Bank
Director of Administrative Services, Capel, Inc. Rug Manufacturer, Importer, Exporter

6 JAMES C. CRAWFORD III
Chairman, Montgomery Data Services, Inc.
Retired Chairman and CEO, B.C. Moore and Sons, Inc.

7 JAMES G. HUDSON JR.
Retired Executive Vice President, First Bank
Former President, Home Savings Bank

8 JERRY L. OCHELTREE
President & CEO, First Bancorp & First Bank

9 GEORGE R. PERKINS JR.
Chairman & CEO,
Perkins Investments, LLC

10 THOMAS F. PHILLIPS
Chairman, First Bancorp
Owner, Phillips Ford

11 FREDERICK L. TAYLOR, II
Chairman, First Bank Insurance Services, Inc.
President, Troy Lumber Company

12 VIRGINIA C. THOMASSON
Chairman of First Bancorp Audit Committee
Partner, Holden, Thomasson, Longfellow, CPA

13 GOLDIE H. WALLACE
Investor

14 DENNIS A. WICKER
Attorney
Nelson Mullins Riley & Scarborough, LLP

15 JOHN C. WILLIS
Investor

The following is a brief summary of our financial results for 2009.

The final paragraph on page 19 contains information on where to find a more detailed analysis.

Our net income available to common shareholders for 2009 was $56.3 million, or $3.37 per diluted common share, compared to net income of $22.0 million, or $1.37 per diluted common share, reported for 2008. Our 2009 net income was significantly impacted by a $67.9 million acquisition gain related to the acquisition of a failed bank, Cooperative Bank, in June 2009 (see additional discussion below). The after-tax impact of this gain was $41.1 million, or $2.46 per diluted common share.

Several other factors impacted the comparability of the 2009 and 2008 results to a lesser extent, including the following:

- We recorded preferred stock dividends of $4.0 million, which reduced net income available to common shareholders.

- FDIC insurance expense amounted to $5.5 million in 2009 compared to $1.2 million in 2008. The after-tax impact of the increase in this expense was $2.6 million (or $0.16 per diluted common share).

- We recorded acquisition related expenses related to Cooperative Bank totaling $1.3 million, consisting primarily of professional fees. The after-tax impact of these expenses was $813,000 (or $0.05 per diluted common share).

On June 19, 2009, we acquired substantially all of the assets and liabilities of Cooperative Bank, which had been closed earlier that day by regulatory authorities. Cooperative Bank operated through twenty-one branches in North Carolina and three branches in South Carolina. In connection with the acquisition, we assumed assets with a book value of $958 million, including $829 million in loans and $706 million in deposits. The loans and foreclosed real estate purchased are covered by a loss share agreement with the FDIC which affords us significant loss protection. Under the loss share agreement, the FDIC covers 80% of loan and foreclosed real estate losses up to $303 million and 95% of losses that exceed that amount.

The accounting rules required us to mark all of Cooperative's assets and liabilities to market value, including the value of the loss share agreement. When the value of our bid was combined with the market value estimates, the result was that the assets exceeded the liabilities by $67.9 million, which resulted in the acquisition gain.

The Cooperative transaction also drove our balance sheet growth for the year. Total assets at December 31, 2009 amounted to $3.5 billion, 28.9% higher than a year earlier. Total loans at December 31, 2009 amounted to $2.7 billion, a 20.0% increase from a year earlier, and total deposits amounted to $2.9 billion at December 31, 2009, a 41.4% increase from a year earlier. Excluding the assets and liabilities assumed from Cooperative, we experienced a decline in loans of approximately 4% and an increase in deposits of 7%.

The growth in loans and deposits was the primary reason for the increase in our net interest income when comparing 2009 to 2008. Net interest income amounted to $107.1 million in 2009, a 23.7% increase from 2008.

The impact of the growth in loans and deposits on net interest income was enhanced by a slight increase in our net interest margin (tax-equivalent net interest income divided by average earning assets). Our net interest margin for 2009 was 3.81% compared to 3.74% for 2008. During 2009, there were no changes in the interest rates set by the Federal Reserve, and we were able to reprice at lower rates maturing time deposits that had been originated in periods of higher interest rates.

The current economic environment has resulted in an increase in our loan losses and nonperforming assets, which has led to significantly higher provisions for loan losses. Our provision for loan losses for the year ended December 31, 2009 was $20.2 million compared to $9.9 million recorded in 2008.

The increases in the provisions for loan losses are solely attributable to our "non-covered" loan portfolio, which excludes loans assumed from Cooperative that are subject to the loss share agreement with the FDIC. We do not expect to record any significant loan loss provisions in the foreseeable future related to the loan portfolio acquired from Cooperative because these loans were written down to estimated fair market value in connection with the recording of the acquisition.

Our non-covered nonperforming assets at December 31, 2009 amounted to $92 million at December 31, 2009 compared to $35 million at December 31, 2008. At December 31, 2009, the ratio of non-covered nonperforming assets to total non-covered assets was 3.10% compared to 1.29% at December 31, 2008.

Noninterest income for the year ended December 31, 2009 amounted to $89.5 million compared to $20.7 million for 2008. The primary reason for the increase was the $67.9 million gain realized from the Cooperative acquisition that occurred in June 2009, as discussed above.

Noninterest expenses for the year ended December 31, 2009 amounted to $78.6 million, a 26.3% increase from the $62.2 million recorded in 2008. Incremental operating expenses associated with the Cooperative acquisition was the primary reason for the increase in 2009. Additionally, FDIC insurance expense amounted to $5.5 million in 2009, compared to $1.2 million for 2008. Included in the $5.5 million in FDIC insurance expense for 2009 is $1.6 million related to a special assessment that was levied by the FDIC on all banks in the second quarter of 2009. We also recorded $1.3 million in acquisition related expenses in 2009 related to the Cooperative transaction.

Another significant transaction for 2009 was our sale of $65 million in preferred stock to the United States Treasury under an initiative called the Capital Purchase Program (also referred to as "TARP") that is discussed in more detail in the President's Letter beginning on page 4. In light of the continued economic concerns, we have no immediate plans to redeem this stock. As we gain confidence in the economic recovery, we may elect to redeem this stock in installments. The favorable dividend rate of 5% is in effect for another four years before it increases to 9%.

Partially as a result of our participation in TARP, our regulatory capital ratios are very strong, with our total risk-based capital ratio amounting to 15.14% at December 31, 2009.

The foregoing discussion and financial information in this report is only intended to provide a general overview of our financial position and results of operations. In order to fully analyze and understand our financial position and results of operations, you'll want to review the Form 10-K, which includes Management's Discussion and Analysis. For shareholders, the Form 10-K is being mailed with this report. For other interested parties, you can access our Form 10-K through the SEC EDGAR database at www.sec.gov or if you'd prefer, contact Investor Relations at First Bancorp–you'll find contact information on the inside of the back cover.

EXECUTIVE OFFICERS

Executives

JERRY L. OCHELTREE
Chief Executive Officer and President
First Bancorp and First Bank

ANNA G. HOLLERS
Chief Operating Officer,
Executive Vice President
First Bancorp and First Bank

TERESA C. NIXON
Chief Lending Officer
Executive Vice President
First Bank

DAVID G. GRIGG
President
Montgomery Data Services, Inc.

R. WALTON BROWN
Executive Vice President

JOHN F. BURNS
Executive Vice President

ERIC P. CREDLE
Chief Financial Officer
Executive Vice President

TIMOTHY S. MAPLES
Senior Vice President

LEE C. McLAURIN
Senior Vice President
Controller

Regional Executives

JANET D. ABERNETHY
Senior Vice President

RICHARD E. CLAYTON
Senior Vice President

DAVID C. FOUSHEE
Senior Vice President

ROGER S. GENTRY JR.
Senior Vice President

JIMMY G. GRUBBS
Senior Vice President

MICHAEL L. HARDIN
Senior Vice President

JOHN S. LONG
Executive Vice President

J. BRADFORD MICKLE
Senior Vice President

JIMMY R. PRESLAR
Senior Vice President

STAMEY R. TAYLOR
Senior Vice President

CHARLES R. VANCE III
Senior Vice President

Area Executives

R. GLENN BATTEN
Senior Vice President

FRANCES H. CAGLE
Senior Vice President

GEORGE B. DAVIS
Senior Vice President

H. STEWART FORBES JR.
Vice President

ERNEST W. HOOKS
Senior Vice President

SUSIE C. JONES
Senior Vice President

GERALD M. KINLAW
Senior Vice President

H. DEAN MARTIN
Senior Vice President

J. PHILLIP McEACHERN
Senior Vice President

MICHAEL W. VINSON
Senior Vice President

JOSEPH F. YOUNGBLOOD
Senior Vice President

FIRST BANCORP AND SUBSIDIARIES

First Bancorp

341 N. Main Street
Troy, NC 27371-0508

THOMAS PHILLIPS
Chairman

JERRY L. OCHELTREE
Chief Executive Officer and President

Subsidiaries of First Bancorp

First Bank

341 N. Main Street
Troy, NC 27371-0508

MARY CLARA CAPEL
Chairman

JERRY L. OCHELTREE
Chief Executive Officer and President

Montgomery Data Services, Inc.

355 Bilhen Street
Troy, NC 27371-0627

DAVID G. GRIGG
President

FRED M. THOMPSON
Senior Vice President

BRADLEY FERREE
Vice President

ROBIN T. HINSON
Vice President

PHYLLIS A. STEVENSON
Vice President

First Bank Insurance Services, Inc.

580 South West Broad Street
Southern Pines, NC 28388

1030 Albemarle Road
Troy, NC 27371

FREDERICK TAYLOR II
Chairman

JERRY L. OCHELTREE
President

STUART F. FIELDS
Vice President

JEFFREY A. MORRIS
Vice President

BOBBY R. MORRIS
Assistant Vice President

MELANIE WHITAKER
Assistant Vice President

SELECTED CONSOLIDATED FINANCIAL DATA

($ in thousands, except per share data)		Year Ended December 31, 2009	2008	2007	2006	2005
INCOME STATEMENT DATA						
Interest income	$	155,991	147,862	148,942	129,207	101,429
Interest expense		48,895	61,303	69,658	54,671	32,838
Net interest income		107,096	86,559	79,284	74,536	68,591
Provision for loan losses		20,186	9,880	5,217	4,923	3,040
Net interest income after provision		86,910	76,679	74,067	69,613	65,551
Noninterest income		89,518	20,657	17,217	14,310	15,004
Noninterest expense		78,551	62,211	56,324	53,198	47,636
Income before income taxes		97,877	35,125	34,960	30,725	32,919
Income taxes		37,618	13,120	13,150	11,423	16,829
Net income		60,259	22,005	21,810	19,302	16,090
Preferred stock dividends and accretion		(3,972)	-	-	-	-
Net income available to common shareholders	$	56,287	22,005	21,810	19,302	16,090
Earnings per common share - basic	$	3.38	1.38	1.52	1.35	1.14
Earnings per common share - diluted		3.37	1.37	1.51	1.34	1.12
Shares outstanding - basic		16,648,822	15,980,533	14,378,279	14,294,753	14,165,992
Shares outstanding - diluted		16,686,880	16,027,144	14,468,974	14,435,252	14,360,032
COMMON SHARE DATA						
Cash dividends declared - common	$	0.32	0.76	0.76	0.74	0.70
Dividend payout ratio - common		9.47%	55.07%	50.00%	54.81%	61.40%
Market Price						
High	$	19.00	20.86	26.72	23.90	27.88
Low		6.87	11.25	16.40	19.47	19.32
Close		13.97	18.35	18.89	21.84	20.16
Stated book value - common		16.59	13.27	12.11	11.34	10.94
Tangible book value - common		12.35	9.18	8.56	7.76	7.48
SELECTED BALANCE SHEET DATA (AT YEAR END)						
Total assets	$	3,545,356	2,750,567	2,317,249	2,136,624	1,801,050
Loans		2,652,865	2,211,315	1,894,295	1,740,396	1,482,611
Allowance for loan losses		37,343	29,256	21,324	18,947	15,716
Intangible assets		70,948	67,780	51,020	51,394	49,227
Deposits		2,933,108	2,074,791	1,838,277	1,695,679	1,494,577
Shareholders' equity		342,383	219,868	174,070	162,705	155,728
ASSET QUALITY RATIOS*						
Net charge-offs to average loans		0.56%	0.24%	0.16%	0.11%	0.14%
Non-covered nonperforming loans to total loans at year end		3.91%	1.38%	0.41%	0.39%	0.11%
Non-covered nonperforming assets to total assets at year end		3.10%	1.29%	0.47%	0.39%	0.17%
Allowance for loan losses to total loans at year end		1.75%	1.32%	1.13%	1.09%	1.06%
Allowance for loan losses to nonperforming loans at year end		44.73%	95.62%	272.93%	276.11%	950.76%
PERFORMANCE AND OTHER RATIOS						
Return on average assets		1.82%	0.89%	1.02%	1.00%	0.94%
Return on average common equity		22.55%	10.44%	12.77%	11.83%	10.39%
Net interest margin (taxable equivalent basis)		3.81%	3.74%	4.00%	4.18%	4.33%
Efficiency ratio (taxable equivalent basis)		39.79%	57.67%	58.03%	59.54%	56.68%
Tangible common equity to tangible assets at year end		5.94%	5.67%	5.43%	5.34%	6.08%
Loans to deposits at year end		90.45%	106.58%	103.05%	102.64%	99.20%

* Based on non-covered assets only. Excludes assets subject to FDIC loss-sharing agreement.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share data)

		December 31,	
		2009	2008
ASSETS			
Cash and due from banks, noninterest bearing	$	60,071	88,015
Due from banks, interest bearing		283,175	105,191
Federal funds sold		7,626	31,574
Total cash and cash equivalents		350,872	224,780
Securities		214,168	187,183
Presold mortgages in process of settlement		3,967	423
Loans - non-covered		2,132,843	2,211,315
Loans - covered by FDIC loss share agreement		520,022	-
Total loans		2,652,865	2,211,315
Less: Allowance for loan losses		(37,343)	(29,256)
Net loans		2,615,522	2,182,059
Premises and equipment		54,159	52,259
FDIC loss share receivable		143,221	-
Accrued interest receivable		14,783	12,653
Intangible assets		70,948	67,780
Other		77,716	23,430
Total assets	$	3,545,356	2,750,567
LIABILITIES			
Deposits: Demand	$	272,422	229,478
Savings, NOW, and money market		1,008,644	664,754
Time deposits of $100,000 or more		816,540	592,192
Other time deposits		835,502	588,367
Total deposits		2,933,108	2,074,791
Repurchase agreements		64,058	61,140
Borrowings		176,811	367,275
Other liabilities		28,996	27,493
Total liabilities		3,202,973	2,530,699
SHAREHOLDERS' EQUITY			
Preferred stock		65,000	-
Discount on preferred stock		(3,789)	-
Common stock		98,099	96,072
Common stock warrants		4,592	-
Retained earnings		182,908	131,952
Accumulated other comprehensive income (loss)		(4,427)	(8,156)
Total shareholders equity		342,383	219,868
Total liabilities and shareholders equity	$	3,545,356	2,750,567

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
INTEREST INCOME			
Interest and fees on loans	$ 148,007	138,878	139,323
Interest on investment securities	7,439	7,973	7,014
Other, principally overnight investments	545	1,011	2,605
Total interest income	155,991	147,862	148,942
INTEREST EXPENSE			
Savings, NOW and money market	8,744	9,736	10,368
Time deposits of $100,000 or more	18,908	21,308	22,687
Other time deposits	17,866	22,197	26,498
Borrowings and repurchase agreements	3,377	8,062	10,105
Total interest expense	48,895	61,303	69,658
Net interest income	107,096	86,559	79,284
Provisons for loan losses	20,186	9,880	5,217
Net interest income after provision for loan losses	86,910	76,679	74,067
NONINTEREST INCOME			
Service charges on deposit accounts	13,854	13,535	9,988
Other service charges, commissions and fees	4,848	4,392	3,902
Fees from presold mortgages	1,505	869	1,135
Commissions from sales of investment products	1,524	1,552	1,511
Data processing fees	139	167	204
Gain from acquisition	67,894	-	-
Securities gains (losses)	(104)	(14)	487
Other gains (losses)	(142)	156	(10)
Total noninterest income	89,518	20,657	17,217
NONINTEREST EXPENSES			
Personnel expense	41,588	35,446	33,670
Occupancy and equipment	10,405	8,280	7,604
Intangibles amortization	630	416	374
Acquisition expenses	1,343	-	-
Other operating expenses	24,585	18,069	14,676
Total noninterest expense	78,551	62,211	56,324
Income before income taxes	97,877	35,125	34,960
Income taxes	37,618	13,120	13,150
Net income	60,259	22,005	21,810
Preferred stock dividends and accretion	(3,972)	-	-
Net income available to common shareholders	$ 56,287	22,005	21,810
EARNINGS PER COMMON SHARE			
Basic	$ 3.38	1.38	1.52
Diluted	3.37	1.37	1.51
Weighted average common shares outstanding			
Basic	16,648,822	15,980,533	14,378,279
Diluted	16,686,880	16,027,144	14,468,974

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Bancorp and Subsidiaries:

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Bancorp and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009 (not presented herein), and in our report dated March 15, 2010, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and condensed consolidated statements of income (included on pages 22 and 23 herein) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Elliott Davis PLLC

Greenville, South Carolina
March 15, 2010

FORWARD LOOKING STATEMENTS

The discussions in this annual report contain statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," or other statements concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of the Company's customers, the Company's level of success in integrating acquisitions, actions of government regulators, the level of market interest rates, and general economic conditions. For additional information about the factors that could affect the matters discussed in this paragraph, see the "Risk Factors" section of the Company's most recent report on Form 10-K.

CORPORATE OFFICE
341 North Main Street
P.O. Box 508
Troy, NC 27371
910-576-6171
800-548-9377
Fax 910-576-0662
www.FirstBancorp.com

INDEPENDENT AUDITORS
Elliott Davis, PLLC
Greenville, SC

CORPORATE COUNSEL
Robinson, Bradshaw & Hinson, PA
Charlotte, NC

TRANSFER AGENT
Registrar & Transfer Co., Inc.
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948
www.rtco.com

SHAREHOLDERS' MEETING
The Annual Meeting will be held on May 13, 2010 at 3:00 pm at the James H. Garner Conference Center, 211 Burnette Street, Troy, North Carolina.

COMMON STOCK INFORMATION
The Company's common stock is traded on the NASDAQ Global Select Market under the symbol FBNC. There were 16,722,423 shares outstanding as of December 31, 2009 with 2,695 shareholders of record and approximately 4,200 additional shareholders that held their shares in "street name."

DIRECT DEPOSIT
With Direct Deposit, shareholders may enjoy the convenience of having dividends directly deposited into their checking or savings account. There is no cost for this service. Shareholders may obtain further information about Direct Deposit by calling us toll-free at 800-548-9377 and asking for Shareholder Services.

SHAREHOLDER SERVICES
First Bancorp now offers online access to your First Bancorp Stock Account, including your account balance, certificate history, dividend reinvestment plan information and more. Choose Investor Relations at www.FirstBancorp.com and select Shareholder Login.

First Bancorp now offers online access to all financial publications, including annual reports and quarterly reports filed with the Securities and Exchange Commission, at www.FirstBancorp.com. Choose Investor Relations and select SEC Filings.

For more information or shareholder assistance, call us toll-free at 800-548-9377 and ask for Shareholder Services.

COPIES OF FORM 10-K
Copies of the First Bancorp Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained at no cost by contacting:

Investor Relations
Anna Hollers
P.O. Box 508
Troy, NC 27371-0508
800-548-9377
or
by visiting our corporate website at
www.FirstBancorp.com

DIVIDEND REINVESTMENT
Registered holders of First Bancorp stock are eligible to participate in the Company's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First Bancorp common stock without payment of brokerage commissions. For an information folder and authorization form, or to receive additional information on this plan, contact:

INVESTOR RELATIONS
Anna Hollers
Investor Relations
800-548-9377
or
Registrar & Transfer Co., Inc.
Dividend Reinvestment Section
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948 or info@rtco.com


75th
FIRST BANK
anniversary
1935–2010

FIRST BANCORP
341 N. Main Street
PO Box 508
Troy, NC 27371-0508
www.FirstBancorp.com